

Mail Stop 3561

October 1, 2010

Mr. George LeFevre, Chief Executive Officer
MotivNation, Inc.
318 N. Carson Street #208
Carson City, Nevada 89701

      Re: MotivNation, Inc.
              Item 4.01 Form 8-K
              Filed September 23, 2010
              File No. 000-50048

Dear Mr. LeFevre:

We have completed our review of your Item 4.01 8-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Heather Clark
                    Staff Accountant